                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                              ------------------

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)

                          CENTURY PROPERTIES FUND XIX
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                              ------------------

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Valuation* $6,187,090                Amount of Filing Fee: $1,237.42
-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 26,900.39 units of limited partnership interest of the subject partnership for $230 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid:    $1,237.42    Filing Parties:  AIMCO Properties, L.P.

Form or Registration No.:  Schedule 14D  Date Filed:   June 11, 1999




                         (Continued on following pages)

       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 13 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 2 to the Schedule 14D-1, originally filed May 27, 1999, of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Century Properties Fund XIX (the "Partnership"); and (b) Amendment No. 12 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 28, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corporation ("IFGP"), Insignia NPI, L.L.C. ("NPI"), Riverside Drive, L.L.C. ("Riverside"), and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on January 30, 1996, by Insignia, IFGP, NPI, Riverside and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on February 28, 1996, by Insignia, IFGP, NPI, Riverside and Andrew
L. Farkas, (iii) Amendment No. 3, filed with the Commission on January 16, 1997, by Insignia Properties, L.P. ("IPLP"), and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on August 28, 1997, by IPLP Acquisition I, L.L.C. ("IPLP Acquisition"), IPLP, Insignia Properties Trust ("IPT"), Insignia, and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on September 26, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on October 1, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on IPLP Acquisition, IPT, Insignia, and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on October 7, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on November 11, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on October 26, 1998, by IPLP Acquisition, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (xi) Amendment No. 11, filed with the Commission on May 26, 1999, by IPLP Acquisition, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xii) Amendment No. 12, filed with the Commission on June 11, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. AIMCO OP is herein referred to as the "Reporting Person." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D- 1.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase, dated May 19, 1999 (previously filed).
         (a)(2)   Letter of Transmittal and related Instructions.
         (a)(3) Letter, dated May 19, 1999, from AIMCO OP to the Limited Partners of the Partnership (previously filed).
         (a)(4) Supplement to Offer to Purchase, dated June 11, 1999 (previously filed).
         (a)(5)   Supplement No. 2 to Offer to Purchase, dated July 1, 1999.
         (a)(6) Letter, dated July 1, 1999, from AIMCO OP to the Limited Partners of the Partnership.
         (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).
         (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.
         (f)      Not applicable.
         (z)(1) Agreement of Joint Filing, dated June 11, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and IPLP Acquisition (previously filed).

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1999


                                     IPLP ACQUISITION I, L.L.C.
                                     ------------------------------------

                                     By: /s/ Patrick J. Foye
                                        ------------------------------------
                                          Executive Vice President

                                     AIMCO/IPT, INC.

                                     By: /s/ Patrick J. Foye
                                        ------------------------------------
                                          Executive Vice President

                                     INSIGNIA PROPERTIES, L.P.

                                     By:  AIMCO/IPT, INC.
                                          (General Partner)

                                     By: /s/ Patrick J. Foye
                                        ------------------------------------
                                          Executive Vice President

                                     AIMCO PROPERTIES, L.P.

                                     By: AIMCO-GP, INC.
                                        ------------------------------------
                                          (General Partner)

                                     By: /s/ Patrick J. Foye
                                        ------------------------------------
                                          Executive Vice President

                                     AIMCO-GP, INC.

                                     By: /s/ Patrick J. Foye
                                        ------------------------------------
                                          Executive Vice President

                                     APARTMENT INVESTMENT
                                     AND MANAGEMENT COMPANY

                                     By: /s/ Patrick J. Foye
                                        ------------------------------------
                                          Executive Vice President

                                 EXHIBIT INDEX




     EXHIBIT NO.                    DESCRIPTION
     -----------                    -----------
         (a)(1)   Offer to Purchase, dated May 19, 1999 (previously filed).
         (a)(2)   Letter of Transmittal and related Instructions.
         (a)(3)   Letter, dated May 19, 1999, from AIMCO OP to the Limited
                  Partners of the Partnership (previously filed).
         (a)(4)   Supplement to Offer to Purchase, dated June 11, 1999
                  (previously filed).
         (a)(5)   Supplement No. 2 to Offer to Purchase, dated July 1, 1999.
         (a)(6)   Letter, dated July 1, 1999, from AIMCO OP to the Limited
                  Partners of the Partnership.
         (b)      Amended and Restated Credit Agreement (Unsecured
                  Revolver-to-Term Facility), dated as of October 1, 1998,
                  among AIMCO OP, Bank of America National Trust and Savings
                  Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's
                  Current Report on Form 8-K, dated October l, 1998, is
                  incorporated herein by this reference).
         (b)(2)   First Amendment to Credit Agreement, dated as of November 6,
                  1998, by and among AIMCO OP, the financial institutions
                  listed on the signature pages thereof and Bank of America
                  National Trust and Savings Association (Exhibit 10.2 to
                  AIMCO's Annual Report on Form 10-K for the fiscal year ended
                  December 31, 1998, is incorporated herein by this reference).
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.
         (f)      Not applicable.
         (z)(1)   Agreement of Joint Filing, dated June 11, 1999, among AIMCO,
                  AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and IPLP Acquisition
                  (previously filed).




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